Exhibit 99.1

HUDSON GROUP

INTERIM REPORT
MARCH 2019

HUDSON GROUP

INTERIM REPORT
MARCH 2019

CONTENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MARCH 31, 2019	3

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS MARCH 31,2019
Interim Consolidated Statements of Comprehensive Income	F-2
Interim Consolidated Statements of Financial Position	F-3
Interim Consolidated Statements of Changes in Equity	F-4
Interim Consolidated Statements of Cash Flows	F-5
Notes to the Interim Consolidated Financial Statements	F-6

IMPORTANT REMARKS

IFRS 16
Hudson Group adopted the new lease accounting standard as of January 1, 2019 and did not restate the 2018 figures, in accordance with the modified retrospective approach permitted by the standard.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Following the adoption of IFRS 16, the consolidated statements of comprehensive income and the consolidated statements of financial position, include now line items more representative of our operating activities and current IFRS expressions.

HUDSON GROUP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General information and forward-looking statements

The following Management’s Discussion and Analysis should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report and the Company’s Annual Report filed on Form 20-F. This interim report contains “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this interim report. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this interim report, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this interim report or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information – D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2018 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

Overview

Hudson Ltd. (“Hudson”, “Hudson Group” or the "Group") anchored by our iconic Hudson brand, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. Our first concession opened in 1987 with five Hudson News stores in a single airport in New York City. Today we operate in airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world, including the Empire State Building, Space Center Houston, and United Nations Headquarters. The Company is guided by a core purpose: to be “The Traveler’s Best Friend". We aim to achieve this purpose by serving the needs and catering to the ever-evolving preferences of travelers through our product offerings and store concepts. Through our commitment to this purpose, as part of the global Dufry Group, we have become one of the largest travel concession operators in the continental United States and Canada.

Our business is impacted by fluctuations in economic activity primarily in the continental United States and Canada and, to a lesser extent, economic activity outside these areas. Our turnover is generated by travel-related retail and food and beverage sales and income from advertising activities. Apart from the cost of sales, our operating expense structure consists of lease expenses (including our concession fees and rents), personnel expenses and other expenses associated with our retail operations.

RESULTS OF OPERATIONS

Changes in presentation

IFRS 16
The company adopted the new lease accounting standard as of January 1, 2019 and did not restate the 2018 figures, in accordance with the modified retrospective approach permitted by the standard.

Interim consolidated financial statements
Following the adoption of IFRS 16, the consolidated statements of comprehensive income and the consolidated statements of financial position, including certain new line items that are more representative of our operating activities and to comply with the requirements of the new lease standard.

Comparison of the quarters ended March 31, 2019 and 2018
The following table summarizes changes in financial performance for the quarter ended March 31, 2019, compared to the quarter ended March 31, 2018 (including reclassifications resulting from the new chart of accounts – see Note 2.2 to the interim consolidated financial statements):

	FOR THE QUARTER ENDED MARCH 31		PERCENTAGE CHANGE
IN MILLIONS OF USD	2019	2018	in %
Turnover	445.0	426.8	4.3
Cost of sales	(161.2)	(158.8)	1.5
Gross profit	283.8	268.0	5.9
Lease expenses	(45.4)	(96.9)	(53.1)
Personnel expenses	(115.0)	(97.6)	(17.8)
Other expenses	(37.4)	(39.3)	(4.8)
Depreciation, amortization and impairment	(77.5)	(28.8)	169.1
Operating profit	8.5	5.4	57.4
Finance income	1.1	0.5	120.0
Finance costs	(19.9)	(7.9)	151.9
Foreign exchange gain / (loss)	0.3	(0.4)	175.0
Profit / (loss) before tax	(10.0)	(2.4)	316.7
Income tax benefit / (expense)	8.1	2.4	237.5
Net profit / (loss)	(1.9)	-	(100.0)
ATTRIBUTABLE TO*
Equity holders of the parent	(6.7)	(5.7)	17.5
Non-controlling interests	4.8	5.7	(15.8)

*
Net profit attributable to equity holders includes charges in relation with business combinations, such as amortization or impairment of intangible assets, interests or deferred taxes not affecting the non-controlling interests. Additionally the net profit attributable to non-controlling interests do not include their respective income tax charges.

Turnover
Turnover increased by 4.3% to $445.0 million for the quarter ended March 31, 2019 compared to $426.8 million for the same period last year. Net sales represented 97.7% of turnover for the 2019 period, with advertising income representing the remainder.

Organic net sales growth was 4.7% for the quarter ended March 31, 2019, representing a $19.6 million increase in net sales. Like-for-like net sales growth was 2.2% and contributed $8.5 million of the increase in net sales. On a constant currency basis, like-for-like growth was 3.2%. The increase in like-for-like growth was primarily the result of increases in the overall number of transactions. Net new stores and expansions growth contributed $11.1 million of the increase in net sales, primarily as a result of opening new stores.

Gross Profit
Gross profit reached $283.8 million for the quarter ended March 31, 2019 from $268.0 million for the prior year period. Our gross profit margin increased to 63.8% for the first quarter of 2019 compared to 62.8% for the prior year period, primarily due to improved vendor terms and sales mix shift from lower margin categories to higher margin categories. The gross profit margin also improved due to a change in the form of vendor allowances, in which vendor support now comes in the form of a reduction in cost of sales, instead of advertising income.

Lease expenses
The lease expenses caption was added as of January 1, 2019 to comply with the presentation requirements of “IFRS 16 Leases” (see note 2.2 to the interim consolidated financial statements) and is composed of lease payments that are variable in nature. Lease expenses were $45.4 million for the quarter ended March 31, 2019, compared to $96.9 million for the prior year period. The decrease in lease expense was primarily attributable to the adoption of IFRS 16 requiring the capitalization of fixed concession fees and other rent payments beginning on January 1, 2019. Selling expenses, which primarily represent credit card fees, have been reclassified to other expenses in both periods.

Personnel expenses
Personnel expenses increased to $115.0 million for the quarter ended March 31, 2019 from $97.6 million for the prior year period. As a percentage of turnover, personnel expenses increased to 25.8% for the quarter ended March 31, 2019, compared to 22.9% for the prior year period. The increase in personnel expenses was primarily attributable to executive separation expenses of $7.6 million recorded in first quarter 2019, the opening of new locations, wage increases and additional personnel expense upon becoming a public company.

Other expenses
The other expenses caption was added in 2019 to present all remaining operating expenses (see Note 2.2 to the interim consolidated financial statements). Other expenses decreased to $37.4 million for the quarter ended March 31, 2019 compared to $39.3 million in the prior year period. As a percentage of turnover, other expenses decreased to 8.4% for the quarter ended March 31, 2019, compared to 9.2% for the prior year period. The change in other expenses was primarily attributable to a decrease in other operational expense.

Depreciation, amortization and impairment
Depreciation, amortization and impairment increased to $77.5 million for the quarter ended March 31, 2019, compared to $28.8 million for same period last year, primarily due to the adoption of IFRS 16. Depreciation was $66.2 million for the quarter ended March 31, 2019, compared to $17.4 million for the same period last year. Amortization decreased to $11.1 million for the quarter ended March 31, 2019 compared to $11.4 million for the prior year period. Impairment was $0.2 million for the quarter ended March 31, 2019, compared to no impairment recorded for the prior year period. The higher depreciation expense was due to the right-of-use assets capitalized in 2019 in accordance with IFRS 16.

Finance costs
Finance costs increased to $19.9 million for the quarter ended March 31, 2019, compared to $7.9 million for the prior year period. This was primarily attributable to an increase in interest expenses resulting from the implementation of IFRS 16.

Income tax benefit / (expense)
Income tax benefit for the quarter ended March 31, 2019 amounted to $8.1 million compared to $2.4 million for the same period last year. The main components of this change were (i) an increase of pretax losses of $6.7 million (but only the portion attributable to shareholders of the parent), (ii) projected unfavorable adjustments for the Base Erosion Anti Avoidance Tax (“BEAT”) and (iii) nondeductible compensation. The total tax benefit for the quarter ended March 31, 2019 consisted of a $2.5 million current income tax expense incurred primarily in connection with our Canadian operations of $1.3 million and the BEAT of $0.9 million offset by $10.6 million in deferred tax benefits principally due to net losses before taxes from our U.S. operations.

LIQUIDITY AND CAPITAL RESOURCES

Our primary funding sources historically have included cash from operations, and financial debt arrangements with Dufry. The balance outstanding on our long-term debt obligations with Dufry at March 31, 2019 and December 31, 2018 was $493.7 million and $492.6 million, respectively.

We believe existing cash balances, operating cash flows and our long-term financing arrangements with Dufry will provide us with adequate funds to support our current operating plan, make planned capital expenditures and fulfill our debt service requirements for the foreseeable future.

If our cash flows and capital resources are insufficient to fund our working capital, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures. We do not anticipate entering into additional third-party credit facilities for our working capital, and expect any future working capital requirements to be funded by Dufry. As a result, our financing arrangements and relationship with our controlling shareholder are material to our business. Nonetheless, when appropriate, we may borrow cash from third-party sources, and may also raise funds by issuing debt or equity securities, including to fund acquisitions.

DUFRY GROUP CASH POOLING

For the efficient management of its short-term cash and overdraft positions, Hudson participates in Dufry’s notional cash pool arrangements. At March 31, 2019, we had a deposit of $63.0 million compared to $61.2 million at December 31, 2018 in our cash pool accounts. The cash pool arrangement is structured such that the assets and liabilities remain in the name of the corresponding participant, i. e. no physical cash concentration occurs for the day-to-day operations. We, along with other participants in the cash pool, have pledged the cash we have each placed in the cash pool to the bank managing the cash pool as collateral to support the aggregate obligations of cash pool participants.

CAPITAL EXPENDITURES

Capital expenditures are our primary investing activity and we divide them into two main categories: tangible and intangible capital expenditures. Tangible capital expenditures consists of spending on the renovation and maintenance of existing stores and the fitting out of new stores. Intangible capital expenditures consists of investments in computer software.

When contemplating investments in new concessions, we focus on profitable growth as its key investment criterion. In addition to fitting out new concessions, we expect to invest in renovation and maintenance of our existing stores, including undertaking some major refurbishment projects each year.

Our capital expenditures (on the cash basis) are presented for each of the periods below:

	FOR THE QUARTER ENDED MARCH 31
IN MILLIONS OF USD	2019	2018
Tangible capital expenditures	19.2	14.2
Intangible capital expenditures	0.9	1.1
Total	20.1	15.3

CASH FLOWS

The following table summarizes the cash flows for each of the periods below:

	FOR THE QUARTER ENDED MARCH 31		CHANGE
IN MILLIONS OF USD	2019	2018

Net cash flows from operating activities	93.5	50.5	43.0
Net cash flows used in investing activities	(18.8)	(14.4)	(4.4)
Net cash flows from / (used in) financing activities	(67.5)	38.1	(105.6)
Currency translation	(0.5)	(6.3)	6.8
Increase in cash and cash equivalents	7.7	67.9	(60.2)

Cash at the beginning of period	234.2	137.4	96.8
Cash at the end of period	241.9	205.3	36.6

Cash flows from operating activities
Net cash flows from operating activities were $93.5 million for the quarter ended March 31, 2019, an increase of $43.0 million compared to the prior year period. The increase in net cash flows provided from operating activities mainly resulted from the reclassification of net capitalized lease payments from operating activities to financing activities required by IFRS 16.

Cash flows used in investing activities
Net cash used in investing activities increased to $18.8 million for the quarter ended March 31, 2019, as compared to $14.4 million for the prior year period. The increase was primarily due to an increase in capital expenditures.

Cash flows from / (used in) financing activities
Net cash used in financing activities increased by $105.6 million for the quarter ended March 31,2019, to $67.5 million compared to cash flows provided by financing activities of $38.1 million in the prior year period. The increase in cash used in investing activities was primarily attributable to the prior year pre-IPO restructuring proceeds of $60.1 million from an affiliated entity within the Dufry Group and the reclassification of capitalized lease payments under IFRS 16 of $56.9 million.

HUDSON GROUP

INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 2019

HUDSON GROUP

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the 3 month period ended March 31, 2019

IN MILLIONS OF USD (EXCEPT PER SHARE AMOUNTS)	NOTE	UNAUDITED Q1 2019	UNAUDITED Q1 2018 1
Turnover	3	445.0	426.8
Cost of sales		(161.2)	(158.8)
Gross profit		283.8	268.0
Lease expenses	6	(45.4)	(96.9)
Personnel expenses		(115.0)	(97.6)
Other expenses	7	(37.4)	(39.3)
Depreciation, amortization and impairment	8	(77.5)	(28.8)
Operating profit		8.5	5.4
Finance income	9	1.1	0.5
Finance costs	10	(19.9)	(7.9)
Foreign exchange gain / (loss)		0.3	(0.4)
Profit / (loss) before tax		(10.0)	(2.4)
Income tax benefit / (expense)	11	8.1	2.4
Net profit / (loss)		(1.9)	0.0
OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations		6.3	(3.2)
Total other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods, net of tax		6.3	(3.2)
Total other comprehensive income / (loss), net of tax		6.3	(3.2)
Total comprehensive income / (loss), net of tax		4.4	(3.2)
NET PROFIT/ (LOSS) ATTRIBUTABLE TO
Equity holders of the parent		(6.7)	(5.7)
Non-controlling interests		4.8	5.7
TOTAL COMPREHENSIVE INCOME / (LOSS) ATTRIBUTABLE TO
Equity holders of the parent		(0.4)	(8.9)
Non-controlling interests		4.8	5.7
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
Basic earnings / (loss) per share in USD		(0.07)	(0.06)
Diluted earnings / (loss) per share in USD		(0.07)	(0.06)

1
In conjunction with the implementation of IFRS 16, Hudson adopted a new structure for the consolidated statements of comprehensive income. The comparative figures were reclassified accordingly (see note 2.2).

HUDSON GROUP

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
at March 31, 2019

IN MILLIONS OF USD	NOTE	UNAUDITED 31.03.2019	31.12.2018
ASSETS
Property, plant and equipment		235.3	243.0
Right-of-use assets*	13	1,048.5	–
Intangible assets		291.9	301.6
Goodwill		319.2	315.0
Investments in associates		7.6	6.5
Deferred tax assets		92.9	83.9
Other non-current assets		35.2	27.4
Non-current assets		2,030.6	977.4
Inventories		193.6	190.7
Trade receivables		1.0	1.3
Other accounts receivable		45.9	46.8
Income tax receivables		0.5	0.8
Cash and cash equivalents		241.9	234.2
Current assets		482.9	473.8
Total assets		2,513.5	1,451.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent		547.9	552.1
Non-controlling interests		81.9	84.8
Total equity		629.8	636.9
Borrowings	12	493.7	492.6
Lease obligations*	12	887.2	–
Deferred tax liabilities		39.9	40.0
Post-employment benefit obligations		1.2	1.0
Other non-current liabilities		3.5	–
Non-current liabilities		1,425.5	533.6
Trade payables		113.3	105.5
Borrowings	12	52.5	51.4
Lease obligations*	12	174.3	–
Income tax payables		0.7	2.3
Other liabilities		117.4	121.5
Current liabilities		458.2	280.7
Total liabilities		1,883.7	814.3
Total liabilities and shareholders’ equity		2,513.5	1,451.2

*
The Group adopted the new Lease Standard IFRS 16 as of January 1, 2019. The non-current and current lease obligations represent the present value of Hudson's remaining minimum lease payments from concession and other lease agreements. At the same time, Hudson recognized a right-of-use asset, which as of January 1, 2019, equaled the lease obligations less accrued lease expense (linearization) and will be depreciated over the remaining lease term. For additional information please refer to Note 2.3.

HUDSON GROUP

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the 3 month period ended March 31, 2019

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
UNAUDITED 2019 IN MILLIONS OF USD	Share capital	Treasury shares	Translation reserves	Retained earnings	SHARE- HOLDERS' EQUITY	NON-CON- TROLLING INTERESTS	TOTAL EQUITY
Balance at January 1, 2019	0.1	(2.0)	0.4	553.6	552.1	84.8	636.9
Net profit / (loss)	–	–	–	(6.7)	(6.7)	4.8	(1.9)
Other comprehensive income / (loss)	–	–	6.3	–	6.3	–	6.3
Total comprehensive income / (loss) for the period	–	–	6.3	(6.7)	(0.4)	4.8	4.4
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests	–	–	–	–	–	(10.0)	(10.0)
Purchase of treasury shares	–	(1.9)	–	–	(1.9)	–	(1.9)
Share-based payments	–	2.7	–	(4.1)	(1.4)	–	(1.4)
Tax effect on equity transactions	–	–	–	(0.5)	(0.5)	–	(0.5)
Total transactions with or distributions to owners	–	0.8	–	(4.6)	(3.8)	(10.0)	(13.8)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	–	–	–	–	–	2.3	2.3
Balance at March 31, 2019	0.1	(1.2)	6.7	542.3	547.9	81.9	629.8

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
UNAUDITED 2018 IN MILLIONS OF USD	Share capital	Treasury shares	Translation reserves	Retained earnings	SHARE- HOLDERS' EQUITY	NON-CON- TROLLING INTERESTS	TOTAL EQUITY
Balance at January 1, 2018*	0.1	–	20.5	473.1	493.7	78.7	572.4
Net profit / (loss)	–	–	–	(5.7)	(5.7)	5.7	–
Other comprehensive income / (loss)	–	–	(3.2)	–	(3.2)	–	(3.2)
Total comprehensive income / (loss) for the period	–	–	(3.2)	(5.7)	(8.9)	5.7	(3.2)
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests	–	–	–	–	–	(7.0)	(7.0)
Proceeds from restructuring	–	–	–	60.1	60.1	–	60.1
Transaction costs for equity instruments	–	–	–	(6.3)	(6.3)	–	(6.3)
Share-based payment transactions	–	–	–	2.4	2.4	–	2.4
Tax effect on equity transactions	–	–	–	(10.3)	(10.3)	–	(10.3)
Total transactions with or distributions to owners	–	–	–	45.9	45.9	(7.0)	38.9
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	–	–	–	–	–	4.5	4.5
Balance at March 31, 2018	0.1	–	17.3	513.3	530.7	81.9	612.6

*
Although the restructuring of the Group took place on February 1, 2018, the respective opening balances of the interim consolidated statement of changes in equity are presented as if these transactions took place before January 1, 2018.

HUDSON GROUP

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the 3 month period ended March 31, 2019

IN MILLIONS OF USD	UNAUDITED Q1 2019	UNAUDITED Q1 2018

CASH FLOWS FROM OPERATING ACTIVITIES
Profit / (loss) before tax	(10.0)	(2.4)

ADJUSTMENTS FOR
Depreciation, amortization and impairment	77.5	28.8
Loss / (gain) on sale of non-current assets	0.1	0.7
Increase / (decrease) in allowances and provisions	2.4	3.9
Loss / (gain) on foreign exchange differences	(0.3)	0.5
Other non-cash items	1.8	2.4
Share of result of associates	(0.2)	(0.1)
Interest income	(0.9)	(0.5)
Finance costs	19.9	7.9
Cash flow before working capital changes	90.3	41.2

Decrease / (increase) in trade and other accounts receivable	(3.5)	12.7
Decrease / (increase) in inventories	(3.9)	0.8
Increase / (decrease) in trade and other accounts payable	14.4	(3.1)
Cash generated from operations	97.3	51.6
Income taxes paid	(3.8)	(1.1)
Net cash flows from operating activities	93.5	50.5

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment	(19.2)	(14.2)
Purchase of intangible assets	(0.9)	(1.1)
Purchase of interest in associates	(0.8)	(0.4)
Proceeds from sale of property, plant and equipment	0.2	0.1
Interest received	1.0	0.8
Proceeds from lease income	0.6	–
Repayments of / (granted) loans receivable from non-controlling interest holders1	0.3	0.4
Net cash flows used in investing activities	(18.8)	(14.4)

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Proceeds from restructuring	–	60.1
Repayment of borrowings	–	(13.1)
Transaction costs paid for the listing of equity instruments	–	(3.5)
Dividends paid to non-controlling interest	(8.2)	(5.7)
Lease payments	(56.9)	–
Purchase of treasury shares	(1.9)	–
Contributions from / (purchase of) non-controlling interests	–	0.8
Interest paid	(0.5)	(0.5)
Net cash flows from / (used in) financing activities	(67.5)	38.1
Currency translation on cash	0.5	(6.3)
Increase in cash and cash equivalents	7.7	67.9

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period	234.2	137.4
– end of the period	241.9	205.3

1
The 2019 and 2018 numbers were reclassified from Cash flows from / (used) in financing activities.

HUDSON GROUP

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.       CORPORATE INFORMATION

Hudson Ltd. and its subsidiaries (“Hudson”, “Hudson Group” or the "Group") are Travel Retailers specialized in Duty Paid and Duty Free markets operating 1,012 stores in 88 locations throughout the continental United States and Canada.

Hudson Ltd., the parent company which is an exempt company limited by shares, was incorporated on May 30, 2017 in Hamilton, Bermuda with registered office at 2 Church Street, Hamilton HM11, Bermuda. Our Class A common shares began trading on the New York Stock Exchange on February 1, 2018, under the ticker symbol “HUD”. Hudson Ltd. is controlled by a subsidiary of Dufry AG (Dufry), the world’s leading Travel Retail Company headquartered in Basel, Switzerland.

2.       BASIS OF PREPARATION AND CHANGES TO THE ACCOUNTING POLICIES

2.1      BASIS OF PREPARATION

The interim consolidated financial statements for the period ended March 31, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Hudson’s annual financial statements as of December 31, 2018.

In conjunction with the implementation of IFRS 16, Hudson adopted a new structure for the consolidated statements of comprehensive income to present income and expense line items more representative of the operating activities and to adapt to the IFRS terminology. The comparative figures were reclassified accordingly (see note 2.2).

The interim consolidated financial statements include financial assets and liabilities presented at book value, which is generally consistent when compared to fair value.

The interim consolidated financial statements were authorized for issue on May 7, 2019 by the board of directors of Hudson Ltd.

2.2      NEW STATEMENT OF COMPREHENSIVE INCOME PRESENTATION LAYOUT

Hudson adopted the new lease accounting standard as of January 1, 2019 and did not restate the 2018 figures, in accordance with the modified retrospective approach permitted by the standard.

Following the adoption of IFRS 16, the consolidated statements of comprehensive income include now line items more representative of our operating activities and current IFRS expressions. The following table reflects the reclassification within the new chart of accounts for the 3 months period ended March 31, 2018.

IN MILLIONS OF USD	FOOTNOTE	PUBLISHED Q1 2018	RECLASSIFI- CATION	RECLASSIFIED Q1 2018
Turnover		426.8	–	426.8
Cost of sales		(158.8)	–	(158.8)
Gross profit		268.0	–	268.0
Lease expenses (Selling expenses in 2018)	1, 2	(100.9)	4.0	(96.9)
Personnel expenses		(97.6)	–	(97.6)
Other expenses (General expenses in 2018)	1, 2, 3	(32.8)	(6.5)	(39.3)
Share of result of associates		0.1	(0.1)	–
Depreciation, amortization and impairment		(28.8)	–	(28.8)
Other operational result (moved to Other expenses)	3	(2.6)	2.6	–
Operating profit		5.4	–	5.4
Finance income (Interest income in 2018)		0.5	–	0.5
Finance costs (Interest expenses in 2018)		(7.9)	–	(7.9)
Foreign exchange gain / (loss)		(0.4)	–	(0.4)
Profit / (loss) before tax		(2.4)	–	(2.4)
Income tax benefit / (expense)		2.4	–	2.4
Net profit / (loss)		–	–	0.0
Net profit attributable to non-controlling interests		5.7	–	5.7
Net profit attributable to equity holders of the parent		(5.7)	–	(5.7)

EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
Basic earnings / (loss) per share in USD		(0.06)	–	(0.06)
Diluted earnings / (loss) per share in USD		(0.06)	–	(0.06)

Footnotes

CONCEPT	RECLASSIFICATION FROM	RECLASSIFICATION TO	IN MILLIONS OF USD
1. Sales related expenses	Lease expenses (Selling expenses in 2018)	Other expenses	8.4
2. Premises expenses	Other expenses	Lease expenses	(4.4)

1. Sales related expenses	Lease expenses (Selling expenses in 2018)	Other expenses	(8.4)
2. Premises expenses	Other expenses	Lease expenses	4.4
3. Other operational income / (expenses)	Other operational result	Other expenses	(2.6)

2.3      NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Hudson’s annual financial statements for the year ended December 31, 2018, except for the following new or revised Standards and Interpretations adopted in these financial statements (effective January 1, 2019). The impact is disclosed in note 14.

IFRS 16 – Leases (effective January 1, 2019)
The Group adopted the standard as of January 1, 2019 under modified retrospective approach.

IFRS 16 replaces IAS 17 and sets the principles for recognition, measurement, presentation of leases, specifying the requirements for disclosures of lessees or lessors more extensive than under IAS 17. The main difference in the Group’s financial statements is the recognition of the right-of-use assets and lease liabilities for lease contracts.

To contain a lease, an agreement has to convey the right to control the use of an identified asset throughout the period of use in exchange for consideration. The customer has the right to obtain substantially all of the economic benefits from the use of the identified asset and direct the use of the identified asset (i. e. direct how and for what purpose the asset is used). The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen. Right-of-use assets are generally capitalized at a value equivalent to the lease obligation at inception and depreciated over the useful life of the asset, except for leases with a remaining useful life of less than 12 months or leases of low value assets.

The lease liability represents the net present value of fixed or in substance fixed lease payments over the lease term. The implied interest charge is presented as interest expenses on lease obligations. Where a lease agreement does not specify a discount rate and as the subsidiaries are financed internally, Hudson uses a discount rate, which is the aggregation of the risk free rates for the respective currency and lease duration, increased by individual company risk factors. Initial direct costs for contracts signed in the past will not be recognized as part of the right-of-use asset at the date of initial adoption.

Short-term leases with a duration of less than 12 months and low value leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by IFRS 16 will be recognized only through the income statement when accrued.

The standard mainly affects the accounting of:

a) Stores
Hudson enters into concession agreements with operators of airports, railway stations, etc. to operate retail stores, which in substance can be considered leases. These concession lease agreements contain complex terms, which can include variable payment components (e.g. based on sales) and minimum annual guarantee payments (MAG), which can be fixed or variable depending on the contract terms. Such payment features are often determined on the basis of the individual circumstances of the parties to the contract and are unique to the particular contract. Management signs and renews a significant number of agreements every year with a typical duration of 5 to 10 years. These agreements do not contain a purchase option based on a residual value guarantee. In some cases, parts of the lease obligations are secured with bank guarantees. Hudson capitalizes all elements of these lease contracts in accordance with IFRS 16 when, at the commencement of the agreement, such commitments are fixed in the respective contractual terms or these commitments depend on an index or rate that can be estimated reliably. Payment obligations that cannot be reasonably projected, such as a percentage of sales, continue to be presented as variable lease expense. Hudson has identified a number of agreements in its portfolio which do not qualify for the principles of recognition defined by IFRS 16, i.e. they have minimum guaranteed payments based on non-predictable parameters or variables, such as actual number of passengers or a percentage of previous year’s total lease payments. Such leases will continue to be presented similar to operating lease expense.

Additionally, Hudson has concession subleases in which Hudson acts as lessor for a portion of leased retail space to third party operators. Generally, the term of the sublease is the same duration as the main concession agreement. Therefore, Hudson recognizes a lease receivable related to the fixed minimum payments due from the subtenant as a reduction of the initial right-of-use asset.

b) Other buildings
Rental agreements for offices or warehouse buildings will usually qualify under IFRS 16 capitalization rules.

Other amendments and interpretations
Any other amendments and interpretations that apply for the first time in 2019, do not have any impact on the interim consolidated financial statements of the Group.

3.
TURNOVER

IN MILLIONS OF USD	UNAUDITED Q1 2019	UNAUDITED Q1 2018
Net sales	434.6	415.0
Advertising income	10.4	11.8
Turnover	445.0	426.8

NET SALES BREAKDOWN

Net sales by product category

IN MILLIONS OF USD	UNAUDITED Q1 2019	UNAUDITED Q1 2018
Confectionery, Food and Catering	170.0	152.9
Perfumes and Cosmetics	65.3	63.9
Fashion, Leather and Baggage	48.3	47.7
Literature and Publications	35.7	38.2
Wine and Spirits	21.9	21.8
Tobacco goods	14.2	14.3
Watches, Jewelry and Accessories	25.4	25.5
Electronics	23.0	21.2
Other product categories	30.8	29.5
Total	434.6	415.0

Net sales by market sector

IN MILLIONS OF USD	UNAUDITED Q1 2019	UNAUDITED Q1 2018
Duty-paid	333.1	311.0
Duty-free	101.5	104.0
Total	434.6	415.0

Net sales by channel

IN MILLIONS OF USD	UNAUDITED Q1 2019	UNAUDITED Q1 2018
Airports	412.9	392.7
Downtown and hotel shops	10.8	10.8
Railway stations and other	10.9	11.5
Total	434.6	415.0

4.
SEGMENT INFORMATION

Hudson consists of one operating segment “Travel Retail Operations” for which reports are submitted to the Group Executive Committee, being the Chief Operating Decision Maker (CODM). These reports form the basis for the evaluation of performance and allocation of resources.

Hudson generates net sales from selling a wide range of products in its duty-paid and duty-free stores that are mainly located at airports, commuter terminals, hotels, landmarks and other tourist destinations. Refer to note 3 for a split of net sales by product category, market sector and sales channel.

Net sales by Country

IN MILLIONS OF USD	UNAUDITED Q1 2019	UNAUDITED Q1 2018
US	352.6	331.5
Canada	82.0	83.5
Total	434.6	415.0

Non-Current Assets by Country
(excluding investments and deferred taxes)

IN MILLIONS OF USD	UNAUDITED 31.03.2019	31.12.2018
US	1,439.1	511.2
Canada	491.0	375.9
Total	1,930.1	887.1

5.       SEASONALITY

Hudson has its strongest months of net sales and operating profit between July and September corresponding to the summer season, whereas the first quarter is the weakest. These seasonality effects are more prominent on the operating profit than in net sales.

6.       LEASE EXPENSES

IN MILLIONS OF USD	UNAUDITED Q1 2019	UNAUDITED Q1 2018
Lease expenses (in 2019 variable commitments and complements to fixed commitments)	(47.7)	(99.8)
Sublease income	2.3	2.9
Total1	(45.4)	(96.9)

1
Short-term and low value leases are not material.

7.       OTHER EXPENSES

	UNAUDITED	UNAUDITED
IN MILLIONS OF USD	Q1 2019	Q1 2018
Repairs, maintenance and utilities	(4.3)	(4.4)
Advertising expenses	(0.4)	(0.4)
Other operational expenses	(0.4)	(2.6)
Sales related expenses	(7.8)	(7.9)
IT expenses	(1.8)	(1.5)
Office and administration expenses	(3.8)	(3.7)
Travel, car, entertainment and representation	(3.2)	(3.4)
Franchise fees and commercial services	(6.8)	(6.2)
Public relations expenses	(0.6)	(0.4)
Professional advisors	(4.7)	(5.1)
Insurances	(1.2)	(1.0)
Bank expenses	(0.2)	(0.3)
Taxes, other than income taxes	(2.2)	(2.4)
Total	(37.4)	(39.3)

8.       DEPRECIATION, AMORTIZATION AND IMPAIRMENT

IN MILLIONS OF USD	UNAUDITED Q1 2019	UNAUDITED Q1 2018
Depreciation RoU assets	(49.7)	-
Subtotal (Right-of-Use Assets, see note 13)	(49.7)	-
Depreciation Property, Plant and Equipment	(16.5)	(17.4)
Impairment Property, Plant and Equipment	(0.2)	-
Subtotal (Property, Plant and Equipment)	(16.7)	(17.4)
Amortization Intangible Assets	(11.1)	(11.4)
Subtotal (Intangible Assets)	(11.1)	(11.4)
Total	(77.5)	(28.8)

9.       FINANCE INCOME

IN MILLIONS OF USD	UNAUDITED Q1 2019	UNAUDITED Q1 2018
INCOME ON FINANCIAL ASSETS
Interest income on bank deposits	0.8	0.5
Lease interest income	0.1	-
Interest income on financial assets	0.9	0.5
Share of result of associates	0.2	-
Total finance income	1.1	0.5

10.     FINANCE COSTS

IN MILLIONS OF USD	UNAUDITED Q1 2019	UNAUDITED Q1 2018
EXPENSES ON FINANCIAL LIABILITIES
Interest on loans	(7.2)	(7.5)
Interest on bank instruments	-	(0.1)
Interest on lease obligations	(11.9)	-
Other financial expenses	(0.8)	(0.1)
Interest expense on financial liabilities	(19.9)	(7.7)
EXPENSES ON NON-FINANCIAL LIABILITIES
Interest expense	-	(0.2)
Interest and other financial expenses	-	(0.2)
Total finance costs	(19.9)	(7.9)

11.     INCOME TAX

IN MILLIONS OF USD	UNAUDITED Q1 2019	UNAUDITED Q1 2018
Current income taxes	(2.5)	(2.1)
Deferred income taxes	10.6	4.5
Total	8.1	2.4

The Group recorded current income tax expenses of USD 2.5 million mainly in connection with its Canadian operations and the Base Erosion Anti Avoidance Tax ("BEAT"). Deferred income tax benefit of USD 10.6 million mainly relates to the U.S. part of the business resulting from net losses before taxes (but only the part attributable to shareholders of the parent) in line with the seasonality of the business.

12.     BORROWINGS, NET

IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	LEASE OBLIGATIONS	BORROWINGS, CURRENT	BORROWINGS, NON-CURRENT	BORROWINGS, NET
Balance at January 1, 2019 (as previously published)	234.2	–	51.4	492.6	309.8
IFRS 16 Implementation	–	1,075.3	–	–	1,075.3
Balance at January 1, 2019 (adjusted)	234.2	1,075.3	51.4	492.6	1,385.1
Cash flows from / (used in) operating, financing and investing activities	7.2	–	–	–	(7.2)
Lease payments	–	(56.9)	–	–	(56.9)
Cash flow	7.2	(56.9)	–	–	(64.1)
Additions to lease obligations	–	32.9	–	–	32.9
Disposals of lease obligations	–	(4.1)	–	–	(4.1)
Interest on lease obligations	–	11.9	–	–	11.9
Currency translation adjustments	0.5	2.4	1.1	1.1	4.1
Other movements	0.5	43.1	1.1	1.1	44.8
Balance at March 31, 2019	241.9	1,061.5	52.5	493.7	1,365.8

IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	BORROWINGS, CURRENT	BORROWINGS, NON-CURRENT	BORROWINGS, NET
Balance at January 1, 2018	137.4	80.7	520.4	463.7
Cash flows from / (used in) operating, financing and investing activities	74.2	–	–	(74.2)
Repayment of borrowings	–	(13.1)	–	(13.1)
Cash flow	74.2	(13.1)	–	(87.3)
Currency translation adjustments	(6.3)	(1.6)	(1.2)	3.5
Non-cash movements	(6.3)	(1.6)	(1.2)	3.5
Balance at March 31, 2018	205.3	66.0	519.2	379.9

13.     RIGHT-OF-USE ASSETS

IN MILLIONS OF USD	SHOPS	OTHER BUILDINGS	TOTAL
AT COST
Balance at January 1, 2019 (as previously published)	–	–	–
IFRS 16 Implementation	1,013.8	54.4	1,068.2
Balance at January 1, 2019 (adjusted)	1,013.8	54.4	1,068.2
Additions to right-of-use assets	26.9	4.8	31.7
Disposals of right-of-use assets	(4.1)	–	(4.1)
Currency translation adjustments	2.3	0.1	2.4
Balance at March 31, 2019	1,038.9	59.3	1,098.2
ACCUMULATED DEPRECIATION
Balance at January 1, 2019 (as previously published)	–	–	–
Additions	(47.5)	(2.2)	(49.7)
Balance at March 31, 2019	(47.5)	(2.2)	(49.7)
CARRYING AMOUNT
Balance at March 31, 2019	991.4	57.1	1,048.5

14.     IFRS 16 LEASE

The Group adopted IFRS 16 as of January 1, 2019, resulting in changes in our accounting policies. In accordance with the modified retrospective approach, the comparative figures were not restated. The following table presents the effects of the adoption of IFRS 16 on the consolidated statements of financial position:

IN MILLIONS OF USD	AS PREVIOUSLY PUBLISHED 31.12.2018	UNAUDITED IFRS 16 IMPLEMENTATION		UNAUDITED 01.01.2019
ASSETS
Property, plant and equipment	243.0	–		243.0
Right-of-use assets	–	1,068.2		1,068.2
Intangible assets	301.6	(3.7	)a	297.9
Goodwill	315.0	–		315.0
Investments in associates	6.5	–		6.5
Deferred tax assets	83.9	–		83.9
Other non-current assets	27.4	5.4	b	32.8
Non-current assets	977.4	1,069.9		2,047.3
Inventories	190.7	–		190.7
Trade receivables	1.3	–		1.3
Other accounts receivable	46.8	2.3	b	49.1
Income tax receivables	0.8	–		0.8
Cash and cash equivalents	234.2	–		234.2
Current assets	473.8	2.3		476.1
Total assets	1,451.2	1,072.2		2,523.4
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	552.1	–		552.1
Non-controlling interests	84.8	–		84.8
Total equity	636.9	–		636.9
Borrowings	492.6	–		492.6
Lease obligations	–	901.0		901.0
Deferred tax liabilities	40.0	–		40.0
Post-employment benefit obligations	1.0	–		1.0
Other non-current liabilities	–	–		–
Non-current liabilities	533.6	901.0		1,434.6
Trade payables	105.5	–		105.5
Borrowings	51.4	–		51.4
Lease obligations	–	174.3		174.3
Income tax payables	2.3	–		2.3
Other liabilities	121.5	(3.1	)c	118.4
Current liabilities	280.7	171.2		451.9
Total liabilities	814.3	1,072.2		1,886.5
Total liabilities and shareholders’ equity	1,451.2	1,072.2		2,523.4

a	Prepaid and capitalized concession rights
b	Sublease receivables
c	Concession fee payable

15.     FOREIGN EXCHANGE RATES APPLIED FOR VALUATION AND TRANSLATION

	AVERAGE RATE	CLOSING RATES
IN USD	Q1 2019	31.03.2019
1 CAD	0.7525	0.7494

IN USD	Q1 2018	31.03.2018	31.12.2018
1 CAD	0.7912	0.7757	0.7333